8i ACQUISITION 2 CORP.

c/o 6 Eu Tong Sen Street

#08-13 Singapore 059817

Tel: +65-6788 0388

July 27, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jay Mumford and Sherry Haywood

Re:	8i Acquisition 2 Corp.
Withdrawal of Acceleration Request
Registration Statement on Form S-1, as amended
(File No. 333-256455) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to the letter, filed as correspondence via EDGAR on July 22, 2021 by 8i Acquisition 2 Corp. (the “Registrant”), in which the Registrant requested the acceleration of the effective date of the above-referenced Registration Statement for 5:00 p.m., Eastern time, on Tuesday, July 27, 2021, in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Registrant no longer requests that such Registration Statement be declared effective at this time and hereby formally withdraws its request for acceleration of the effective date.

Thank you for your assistance in this matter.

Sincerely,

8i ACQUISITION 2 CORP.

By:	/s/ Meng Dong (James) Tan
Name:	Meng Dong (James) Tan
Title:	Chief Executive Officer

cc: Loeb & Loeb LLP